LKQ Corporation
500 W. Madison St.
Suite 2800
Chicago, IL 60661
Phone 312.621.1950
Fax 312.621.1969
www.lkqcorp.com
May 9, 2023

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Suying Li & Rufus Decker
Division of Corporate Finance Office of Trade & Services

Re:	LKQ Corporation
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
File No. 000-50404

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company,” “we,” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated May 4, 2023 with respect to the Company’s Form 10-K for the year ended December 31, 2022, which was filed by the registrant on February 23, 2023.

The supplemental information set forth herein has been supplied by the registrant for use herein, and the response set forth herein to the Staff’s comment has been reviewed and approved by the registrant. For convenience, the Staff’s comment is set forth herein in italics, followed by the registrant’s response.

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Securities and Exchange Commission
May 9, 2023

Form 10-K for the Year Ended December 31, 2022

Financial Statements, Note 24. Segment and Geographic Information, Page 99

Comment: Segment EBITDA is your ASC 280 measure of segment profit; EBITDA is not. Please remove the EBITDA non-GAAP measure that you have included as a subtotal in the reconciliation of net income to Segment EBITDA from your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. In future filings, we will not include the EBITDA subtotal in the reconciliation of net income to Segment EBITDA.

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Sincerely,

/s/ Rick Galloway

Rick Galloway
Senior Vice President and Chief Financial Officer

cc:	Division of Corporation Finance